TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                           Nathan Abler (investors, analysts, media)
011-525-55-629-8729                                                      714-742-4180
carlos.aguilarm@tmm.com.mx                                         nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2019 FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2019 Fourth-Quarter Results and Full-Year Include:

o	Full-Year Consolidated income of $1,475.7 million.
o	Free Cash Flow of $514.5 million.
o	Does not show Net Debt, its Total Debt is lower than the Free Cash Flow.
o	Stockholders’ Equity of $2,404.5 million.
o	Financial Debt of 10.8 percent from Stockholders’ Equity.
o	Full-Year EBITDA of $321.3 million.

(Mexico City, February 27, 2020) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the fourth quarter and full year 2019.

MANAGEMENT OVERVIEW
José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, "With integrated services and the highest quality standards from more than 60 years of experience, Grupo TMM remains the best Maritime-management transportation and logistics option for all participants in the Mexican and Caribbean energy industry.”
“While the downturn of the Mexican and global economy in 2019 affected transportation and logistics, Grupo TMM continues to search for new opportunities in the market, focused on strengthening its balance sheet and reducing debt.”
“As a result of its significant efforts to establish a healthy financial structure, Grupo TMM plans to increase its investments in new projects which will generate important profitability factors in its energy, maritime, ports and terminals, and ship maintenance and repair sectors.  In addition, considering its proven experience in these markets and taking advantage of the gradual recovery in the Mexican energy industry, the Company is formalizing strategic partnerships and alliances to develop new oil and gas transportation, storage and distribution projects.”
“We also implemented a digital transformation process which will enable Grupo TMM to stay ahead of technological advances in Maritime-management transportation and logistics, while also protecting the confidential information of our clients and personnel.”
Mr. Serrano added, “At the end of 2019 and the beginning of 2020, Grupo TMM strengthened its commitment to increase the value of the Company, and reaffirm its responsibility to its employees, clients and suppliers.”

FOURTH-QUARTER AND FULL-YEAR 2019 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019.  All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues for the fourth quarter of 2019 were $366.1 million, compared to $356.9 million in the same period of the previous year, mainly attributable to higher income in the Ports and Terminals Division as a result of the client diversification and attention strategy.  Consolidated revenues for the full-year 2019 were $1,475.7 million compared to $1,523.1 million for the same period last year, mainly due to a decrease in full-year Maritime revenue.
Consolidated operating results for the fourth quarter of 2019 resulted in a profit of $205.0 million compared to a profit of $47.8 million in the same period of 2018.  Full-year consolidated operating results for 2019 were $200.3 million, compared to a loss of $98.3 million in 2018.
Non-recurrent operations in the fourth quarter resulted in an income of $231.3 million, compared to $85.6 million income for the same period of 2018.  Full-year 2019 non-recurrent operations generated income of $266.4 million, compared to $102.6 million in the same period of 2018.  Non-recurrent operations included the disincorporation of the Tugboats business.
Consolidated EBITDA in the fourth quarter of 2019 was $234.6 million compared to $69.4 million recorded in the same period of 2018.  Consolidated EBITDA for the full-year 2019 was $321.3 million, compared to $178.5 million for 2018.
Maritime revenues in the fourth quarter of 2019 increased 1.4 percent to $213.0 million, compared to $210.1 million in the same period of 2018, mainly due to a larger volume of repairs and services efficiencies to attended vessels in the Shipyard segment.  Full-year 2019 Maritime revenues were $868.5 million compared to $909.5 million in 2018, mainly due to the decrease in the Offshore segment and the reduction of the Maritime Management Fee, partially offset by better mix of repairs in the Shipyard segment.
Fourth-quarter 2019 Maritime operating profit increased $12.0 million to $21.6 million, compared to $9.6 million in the same period of 2018, mainly attributable to better mix of repairs in the Shipyard segment.  For the full-year 2019, operating profit was $113.6 million, compared to $122.5 million for same period of 2018, mainly due to the reduction of the Maritime Management Fee partially offset by a better result in the Shipyard segment and the Offshore segment cost reduction due to the disincorporation of one vessel in second quarter of 2018.
Fourth-quarter 2019 Maritime EBITDA was $34.7 million compared to $25.9 million for the same period in 2018; EBITDA margin was 16.3 percent.  For the full-year 2019, EBITDA was $171.2 million compared to $181 million in 2018; full-year 2019 EBITDA margin was 19.7 percent.
Ports and Terminals revenue was $113.7 million in the fourth quarter of 2019, increasing 6.7 percent, compared to $106.5 million for the same period of 2018, mainly attributable to a larger volume of gravel maneuvered as well as by a higher number of calls in the Shipping Agencies segment.  For the full-year 2019, Ports and Terminals revenue was $435.3 million, compared to $452.6 million for the same period last year, mainly due to a significant decrease of export in the port of Veracruz, which affected the operations in the Maintenance and Repair of Containers segment, as well the reduction of freighted cars in API Acapulco due to the reduction in automotive industry exports.
Fourth-quarter 2019 Ports and Terminals operating income was $13.6 million compared to $11.9 million for the same period of 2018, mainly attributable to a higher number of calls in the Shipping Agencies segment.  For the full-year 2019, Ports and Terminals operating income was $42.3 million, compared to $84.9 million for the same period 2018, due to the result of operations in the Maintenance and Repair of Containers segment in the port of Veracruz attributable to the low container export activity, as well as a decrease in exported cars in API Acapulco.
Ports and Terminals EBITDA was $19.6 million in the fourth quarter of 2019, compared to $15.3 million for the same period of 2018; EBITDA margin was 17.2 percent.  Full-year 2019 Ports and Terminals EBITDA was $63.9 million compare to $97.3 million for the same period of 2018; full-year 2019 EBITDA margin was 14.7 percent.
Warehousing Services revenue during the fourth quarter of 2019 was $39.4 million, practically the same level as 2018 for the same period, which was $40.2 million.  As a result of the client diversification and attention strategy.  Warehousing Service revenue the full-year 2019 increased 6.8 percent to $171.9 million continuing its improvement trend, compared to $161.0 million in 2018.
DEBT
As of December 31, 2019, Grupo TMM does not have any net debt and has more free cash than total debt.  It should be noted that at the end of the fourth quarter of 2019; from Total Debt there was just $140.0 million of Short-Term Debt and free cash was $514.5 million.
Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/19	As of 12/31/18
Short-Term Debt	$140.0	$223.4
Long-Term Debt	118.7	392.1
Total Debt	$258.7	$615.5
Cash	514.5	318.2
Net Debt	$0.00	$297.3

Short-Term Leases	$ 14.4	$0.0
Long-Term Leases	471.4	0.0
Leases IFRS 16	$485.8	$0.0

Stockholders’ Equity	$2,404.5	$2,124.3
Book value per share	$23.52	$20.78

*Book Value
Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31,	December 31,
	2019	2018

Current assets:
Cash and cash equivalents	514.5	318.2
Accounts receivable
Accounts receivable – Net	507.4	397.0
Other accounts receivable	421.6	469.5
Prepaid expenses and others current assets	83.7	81.5
Total current assets	1,527.1	1,266.2
Property, machinery and equipment	2,629.3	2,725.6
Cumulative Depreciation	(345.8)	(409.2)
Property, machinery and equipment – Net	2,283.5	2,316.4
Rights of use	464.0	-
Other assets	194.6	198.4
Total assets	4,469.2	3,781.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	140.0	223.4
Leases short-term	14.4	-
Suppliers	262.0	262.1
Other accounts payable and accrued expenses	634.4	375.9
Total current liabilities	1,050.8	861.4
Long-term liabilities:
Bank loans	118.7	392.1
Leases long-term	471.4	-
Deferred taxes	272.2	226.8
Other long-term liabilities	151.5	176.6
Total long-term liabilities	1,013.9	795.5
Total liabilities	2,064.7	1,656.8
Total stockholders´ equity	2,404.5	2,124.3
Total liabilities and stockholders´ equity	4,469.2	3,781.1

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

Maritime	213.0	210.1	868.5	909.5
Ports and Terminals	113.7	106.5	435.3	452.6
Warehousing Services	39.4	40.2	171.9	161.0
Revenue from freight and services	366.1	356.9	1,475.7	1,523.1
Maritime	(178.4)	(184.3)	(697.3)	(727.5)
Ports and Terminals	(94.1)	(91.3)	(371.3)	(355.4)
Warehousing Services	(46.6)	(38.8)	(178.5)	(165.4)
Corporate and others	(0.2)	(0.1)	(0.6)	(0.5)
Cost of freight and services	(319.2)	(314.4)	(1,247.8)	(1,248.8)
Maritime	(13.1)	(16.2)	(57.6)	(59.5)
Ports and Terminals	(6.0)	(3.3)	(21.7)	(12.4)
Warehousing Services	(0.5)	(0.3)	(1.3)	(1.3)
Corporate and others	(10.1)	(1.8)	(40.4)	(7.1)
Depreciation and amortization	(29.6)	(21.7)	(121.0)	(80.3)
Corporate expenses	(43.6)	(58.6)	(173.0)	(198.4)
Maritime	21.6	9.6	113.6	122.5
Ports and Terminals	13.6	11.9	42.3	84.9
Warehousing Services	(7.7)	1.1	(8.0)	(5.7)
Corporate and others	(10.3)	(1.9)	(41.0)	(7.6)
Other (expenses) income - Net	231.3	85.6	266.4	102.6
Operating income	205.0	47.8	200.3	98.3
Financial (expenses) income - Net	(61.9)	(23.1)	(118.5)	(75.8)
Leases financial expenses	(13.9)	-	(55.2)	-
Exchange gain (loss) - Net	17.9	(7.8)	24.7	5.8
Net financial cost	(57.8)	(30.9)	(149.0)	(69.9)
Income before taxes	147.2	16.9	51.3	28.3
Provision for taxes	(36.2)	(3.0)	(38.3)	(4.8)
Net income for the period	111.0	13.8	13.0	23.5

Attributable to:
Minority interest	0.9	2.2	(0.8)	4.5
Equity holders of GTMM, S.A.B.	110.1	11.6	13.8	19.0

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	1.1	0.1	0.1	0.2
Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	1.1	0.1	0.1	0.2
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

Cash flow from operation activities:
Net income for the period	111.0	13.8	13.0	23.5
Charges (credits) to income not affecting resources:
Depreciation & amortization	29.6	21.7	121.0	81.6
Deferred taxes	(11.1)	-	(11.1)	-
Other non-cash items	(247.8)	(72.7)	(233.7)	(31.6)
Total non-cash items	(229.3)	(51.0)	(123.8)	50.0
Changes in assets & liabilities	(32.8)	75.0	(22.6)	(18.6)
Total adjustments	(262.1)	24.0	(146.4)	31.4
Net cash (used in) provided by operating activities	(151.1)	37.8	(133.4)	55.0

Cash flow from investing activities:
Proceeds from sales of assets	548.5	8.5	674.7	229.1
Payments for purchases of assets	(8.5)	(41.1)	(77.7)	(86.3)
Paid to minority partners	-	(26.2)	-	(26.2)
Net cash provided by (used in) investment activities	540.0	(58.8)	597.0	116.6

Cash flow provided by financing activities:
Repayment of long-term debt	(143.9)	(42.3)	(287.5)	(438.3)
Proceeds from issuance of long-term debt	3.4	20.3	29.6	124.0
Net cash used in financing activities	(140.5)	(22.0)	(257.9)	(314.2)
Exchange effect on cash	(8.6)	12.2	(9.4)	(0.8)
Net increase (decrease) in cash	239.7	(30.8)	196.3	(143.4)
Cash at beginning of period	274.8	348.9	318.2	461.6
Cash at end of period	514.5	318.2	514.5	318.2
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.